ROBERT C. LASKOWSKI
Attorney at Law
520 S.W. Yamhill
Suite 600
Portland, Oregon 97204-1329

Telephone	Facsimile
(503) 241-0780	(503) 227-2980
e-mail: roblaw@hevanet.com

March 4, 2009

Tom Jones
Securities and Exchange Commission
100 F Street N. E.
Washington, D.C. 20549

Rotoblock Corporation
Preliminary Information Statement on Schedule 14C
Filed February 9, 2009
File No. 0-51428

Dear Mr. Jones:

We are responding to your comment letter of February 25, 2009 to Mr. Liu, the issuer’s President.

We have been advised by Mr. Liu that the issuer has decided to hold a special meeting of the shareholders, instead of seeking approval by consent action, to approve the reverse stock split and increase  the authorized capital stock. The issuer will forego for the present time an amendment to the Articles of Incorporation granting the directors the authority to undertake future reverse stock splits without the need for shareholder approval. Accordingly, the Information Statement will be revised and resubmitted as soon as possible.

If you have any questions, please contact this office.

Very truly yours,

/s/ Robert C. Laskowski
Robert C. Laskowski

/rcl
cc: Gene Liu